                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          Fox & Hound Restaurant Group
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    351321104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because of Rule  13d-1(e),  13d-1(f) or  13d-1(g), check the following box /X/.

                  NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

---------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 2 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 3 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 4 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 5 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 6 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 7 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 8 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 9 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      F&H ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   836,049
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              836,049
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 10 of 22 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NPSP ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 11 of 22 Pages
-------------------------                              -------------------------

                  The following  constitutes Amendment No. 2 ("Amendment No. 2")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 2 amends the
Schedule 13D as specifically set forth.

         Item 4 is hereby amended to add the following:

                  As previously  reported in this Schedule 13D, F&H Acquisition, an entity owned by NP and Steel Partners II, announced its intention to commence a cash tender offer to acquire all of the outstanding  shares of Common Stock of the Issuer  that it does not  already  own for  $14.50  per share  (the  "Tender
Offer"). On December 28, 2005, F&H Acquisition issued a press release announcing that  it has  increased  its  tender  offer  price  to  $15.50  per  share.  F&H
Acquisition  also announced that it has signed and delivered in escrow a revised definitive  tender  offer/merger  agreement  (the  "Revised  Merger  Agreement")
reflecting the revised tender offer price. The Revised Merger Agreement is being held in escrow  pursuant to a revised  letter  agreement  (the  "Revised  Escrow
Letter") with the Issuer  pursuant to which the Issuer has agreed to execute and deliver the Revised Merger  Agreement  before January 13, 2006,  unless prior to such time the Issuer's Board has determined  that the proposal  contemplated  by the Revised  Merger  Agreement  no longer  constitutes  a superior  offer or the
Issuer  gives  notice to F&H  Acquisition  that the Issuer is unable to make the representations  and  warranties  or perform its  obligations  under the Revised
Merger  Agreement.  The Press Release and the Revised Escrow Letter are attached hereto as Exhibit 6 and Exhibit 7, respectively,  and are incorporated herein by reference.

         Item 6 is hereby amended to add the following:

                  As  described  above  in Item 4, on  December  28,  2005,  F&H
Acquisition,  NPSP Acquisition,  NP, Steel Partners II and the Issuer signed the
Revised  Escrow  Letter  pursuant  to which the Issuer has agreed to execute and deliver the Revised Merger  Agreement  before January 13, 2006,  unless prior to such time the Issuer's Board has determined  that the proposal  contemplated  by the Revised  Merger  Agreement  no longer  constitutes  a superior  offer or the
Issuer  gives  notice to F&H  Acquisition  that the Issuer is unable to make the representations  and  warranties  or perform its  obligations  under the Revised
Merger Agreement.

         Item 7 is hereby amended to add the following Exhibits:

                  6.     Press Release issued by F&H  Acquisition  Corp.,  dated
                         December 28, 2005.

                  7.     Escrow Letter  Agreement dated December 28, 2005 by and
                         among F&H Acquisition  Corp.,  NPSP Acquisition  Corp.,
                         Newcastle  Partners,  L.P., Steel Partners II, L.P. and
                         Fox & Hound Restaurant Group.

                  8.     Power of Attorney

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 12 of 22 Pages
-------------------------                              -------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated:   December 29, 2005              NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its General Partner

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            -----------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL GROUP, L.L.C.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        MARK E. SCHWARZ

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Steven Wolosky
                                            ------------------------------------
                                            Steven Wolosky
                                            as Attorney In Fact for Warren G. Lichtenstein

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 13 of 22 Pages
-------------------------                              -------------------------

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Steven Wolosky
                                            ------------------------------------
                                            Steven Wolosky
                                            as Attorney In Fact for Warren G. Lichtenstein

                                        /s/ Steven Wolosky
                                        ----------------------------------------
                                        Steven Wolosky
                                        as Attorney In Fact for Warren G. Lichtenstein

                                        F&H ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

                                        NPSP ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 14 of 22 Pages
-------------------------                              -------------------------

EXHIBIT INDEX
-------------

Exhibit                                                                     Page
-------                                                                     ----

1.       Joint  Filing  Agreement  by and among  Newcastle  Partners,        --
         L.P., Newcastle Capital Management,  L.P., Newcastle Capital
         Group,  L.L.C.,  Mark E. Schwarz,  Steel  Partners II, L.P.,
         Steel  Partners,  L.L.C.,  Warren  G.  Lichtenstein  and F&H
         Acquisition  Corp.,  dated  December  12,  2005  (previously filed).

2.       Press  release  issued  by  F&H  Acquisition   Corp.,  dated    --
         December 12, 2005 (previously filed).

3.       Joint  Filing  Agreement  by and among  Newcastle  Partners,        --
         L.P., Newcastle Capital Management,  L.P., Newcastle Capital
         Group,  L.L.C.,  Mark E. Schwarz,  Steel  Partners II, L.P.,
         Steel  Partners,   L.L.C.,   Warren  G.  Lichtenstein,   F&H
         Acquisition Corp. and NPSP Acquisition Corp., dated December
         22, 2005 (previously filed).

4.       Press  Release  issued  by  F&H  Acquisition   Corp.,  dated    --
         December 19, 2005 (previously filed).

5.       Escrow Letter Agreement dated December 19, 2005 by and among        --
         F&H Acquisition  Corp.,  NPSP Acquisition  Corp.,  Newcastle
         Partners,  L.P.,  Steel  Partners  II, L.P.  and Fox & Hound
         Restaurant Group (previously filed).

6.       Press  Release  issued  by  F&H  Acquisition   Corp.,  dated  15-16
         December 28, 2005.

7.       Escrow Letter Agreement dated December 28, 2005 by and among      17-19
         F&H Acquisition  Corp.,  NPSP Acquisition  Corp.,  Newcastle
         Partners,  L.P.,  Steel  Partners  II, L.P.  and Fox & Hound
         Restaurant Group.

8.       Power of Attorney                                                 20-22

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 15 of 22 Pages
-------------------------                              -------------------------

NEWS RELEASE

CONTACTS:
---------
Dan Sullivan 212-929-5940
Daniel H. Burch 212-929-5748
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:
----------------------

    F&H ACQUISITION CORP. ANNOUNCES INCREASE IN TENDER OFFER PRICE
                     TO $15.50 PER SHARE IN CASH

    F&H ACQUISITION CORP. NOW PLANS TO COMMENCE CASH TENDER OFFER
                     ON OR BEFORE JANUARY 6, 2006

         DALLAS,  TX - DECEMBER  28, 2005 -- F&H  Acquisition  Corp.,  an entity owned by Newcastle  Partners,  L.P. and Steel Partners II, L.P., today announced that it has  increased  the tender  offer price to $15.50 per share for its cash tender offer to acquire all of the  outstanding  shares of common stock of Fox &
Hound  Restaurant Group  (Nasdaq:FOXX)  not already owned by it. All other terms and conditions of the cash tender offer remain  unchanged except F&H Acquisition
Corp.  now intends to commence  the cash  tender  offer on or before  January 6,
2006.

         The tender offer will be subject to customary conditions, including (i)
a majority of Fox & Hound's  shares on a fully diluted basis being  tendered and not  withdrawn,  (ii)  expiration  of the  applicable  waiting  period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the obtaining of all consents,  approvals  or  authorizations  required  by all state,  city or local liquor licensing  boards,  agencies or other similar entities and (iv) Newcastle and Steel being satisfied that Section 203 of the Delaware  General  Corporation
Law  is  inapplicable  to  the  Offer  to  Purchase  and  the  potential  merger thereafter.  The offer will not be subject to or conditioned  upon any financing arrangements.

         F&H Acquisition  Corp. has delivered to Fox & Hound an amendment to the fully  negotiated  merger  agreement which is being held in escrow pursuant to a letter agreement with Fox & Hound. Fox & Hound has agreed to execute and deliver a fully negotiated  merger  agreement  before January 13, 2006,  unless prior to such time Fox & Hound's  Board of  Directors  has  determined  that the proposal contemplated by the merger  agreement no longer  constitutes a superior offer or
Fox & Hound gives notice to F&H Acquisition  Corp. that Fox & Hound is unable to make the  representations  and warranties or perform its  obligations  under the merger agreement.

                               - more -

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 16 of 22 Pages
-------------------------                              -------------------------

F&H Acquisition

December 28, 2005

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE JANUARY 6, 2006.  STOCKHOLDERS  SHOULD READ THESE MATERIALS  CAREFULLY
BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP. BY CONTACTING MACKENZIE PARTNERS, INC.
TOLL-FREE  AT  1-800-322-2885  OR  COLLECT  AT  1-212-929-5500  OR VIA  EMAIL AT
PROXY@MACKENZIEPARTNERS.COM.

                                 ###

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 17 of 22 Pages
-------------------------                              -------------------------

                              F&H Acquisition Corp.
                             NPSP Acquisition Corp.
                          c/o Newcastle Partners, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201

                                                               December 28, 2005

Fox & Hound Restaurant Group
1551 North Waterfront Parkway, Suite 310
Wichita, Kansas 67206
Attention: Steve Johnson

Dear Mr. Johnson:

         Reference is made to that certain letter agreement,  dated December 19,
2005 (the "Original Escrow Letter"),  by and among Fox & Hound Restaurant Group,
a  Delaware   corporation   ("Company"),   F&H  Acquisition  Corp.,  a  Delaware
corporation  ("Purchaser"),  NPSP Acquisition Corp., a Delaware  corporation and wholly owned subsidiary of Purchaser ("Merger Sub"), Newcastle Partners, L.P., a
Texas  limited  partnership  ("NP"),  and Steel  Partners  II,  L.P., a Delaware
limited partnership (together with Purchaser,  Merger Sub and NP, the "Acquiring
Parties"),  relating to the original  Merger  Agreement  dated December 19, 2005
(the  "Original  Merger  Agreement")  executed  by  the  Acquiring  Parties  and delivered to the Company with the Original  Escrow  Letter.  This revised letter
(the "Revised  Escrow  Letter") and the attached  revised Merger  Agreement (the
"Revised  Merger  Agreement") are substituted for the Original Escrow Letter and
Original Merger Agreement.

         Each of the Acquiring Parties hereby irrevocably agrees that such party shall not withdraw  such party's  agreement to the Revised  Merger  Agreement or otherwise  terminate  such party's offer made to the Company as set forth in the
Revised Merger Agreement at any time prior to the earliest of:

         (a)      11:59 p.m. (Eastern Standard Time) on January 13, 2006;

         (b)      notification by the Company that the Company is unable to make the  representations  and  warranties or perform its  obligations in the Revised
Merger Agreement; and

         (c)      the  Board of  Directors  has  determined  that  the  proposal contemplated  by the Revised Merger  Agreement is no longer a Superior  Proposal
(as defined in Letter of Intent, dated October 4, 2005 (the "Letter of Intent"), between the Company and Levine Leichtman  Capital  Partners,  Inc., a California
corporation).

         The Company  shall use  reasonable  best efforts to cause the execution and delivery of the Revised Merger Agreement  within 24 hours after  termination of the Letter of Intent.  Upon such  execution and delivery,  the Company agrees

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 18 of 22 Pages
-------------------------                              -------------------------

that the representations and warranties of the Company shall be true and correct in all material respects as of such time.

         Upon  execution  and  delivery of the Revised  Merger  Agreement by the
Company,  the Revised Merger Agreement shall be valid and binding on the each of the parties thereto in accordance with its terms.

                                        F&H ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: President and Chief Executive Officer

                                        NPSP ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: President and Chief Executive Officer

                                        NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.
                                            its General Partner
                                        By: Newcastle Capital Group, L.L.C.
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Name: Warren G. Lichtenstein
                                            Title: Managing Member

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 19 of 22 Pages
-------------------------                              -------------------------

Confirmed and agreed to
this 28th day of December 2005:

FOX & HOUND RESTAURANT GROUP

By: /s/ Steven Johnson
    --------------------
    Name: Steven Johnson
    Title: C.E.O.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 20 of 22 Pages
-------------------------                              -------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1.       execute  for and on behalf of the  undersigned  all  documents relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange
and  any  other  regulatory,   administrative  or  similar  authority,  and  all
memoranda,  correspondence,   communications  or  the  like,  except  that  such
attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II,
L.P. or its affiliates.

        2.        do and  perform  any and all  acts  for and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such document with the appropriate authority.

        3.        take any other  action of any type  whatsoever  in  connection with the foregoing  which,  in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such  attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ------------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     ----------------------------------------
                                        Warren G. Lichtenstein

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 21 of 22 Pages
-------------------------                              -------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1.       execute  for and on behalf of the  undersigned  all  documents relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange
and  any  other  regulatory,   administrative  or  similar  authority,  and  all
memoranda,  correspondence,   communications  or  the  like,  except  that  such
attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II,
L.P. or its affiliates.

        2.        do and  perform  any and all  acts  for and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such document with the appropriate authority.

        3.        take any other  action of any type  whatsoever  in  connection with the foregoing  which,  in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such  attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ------------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     ----------------------------------------
                                        Warren G. Lichtenstein

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 22 of 22 Pages
-------------------------                              -------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1.       execute  for and on behalf of the  undersigned  all  documents relating to the business of Steel Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange
and  any  other  regulatory,   administrative  or  similar  authority,  and  all
memoranda,  correspondence,   communications  or  the  like,  except  that  such
attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II,
L.P. or its affiliates.

        2.        do and  perform  any and all  acts  for and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such document with the appropriate authority.

        3.        take any other  action of any type  whatsoever  in  connection with the foregoing  which,  in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such  attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member
By: /s/ Warren G. Lichtenstein
    ------------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     ----------------------------------------
                                        Warren G. Lichtenstein